SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G/A

          Under the Securities Exchange Act of 1934 (Amendment No. 3)*

                            Dollar Tree Stores, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
              -----------------------------------------------------
                         (Title of Class of Securities)

                                   256747 10 6
              -----------------------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

CUSIP No.  256747 10 6              13G                    Page 2 of 4 Pages
------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
          J. Douglas Perry
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
------------------------------------------------------------------------------
 NUMBER OF      5    SOLE VOTING POWER
   SHARES                                  4,258,031
BENEFICIALLY    --------------------------------------------------------------
  OWNED BY      6    SHARED VOTING POWER
    EACH                                     152,600
 REPORTING      --------------------------------------------------------------
   PERSON       7    SOLE DISPOSITIVE POWER
    WITH                                   4,258,031
                --------------------------------------------------------------
                8    SHARED DISPOSITIVE POWER
                                             152,600
------------------------------------------------------------------------------
9  AGGREGATE  AMOUNT   BENEFICIALLY   OWNED  BY  EACH  REPORTING  PERSON
                                           4,410,631
------------------------------------------------------------------------------
10 CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (9) EXCLUDES  CERTAIN  SHARES*
     Not applicable
------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                             7.0%
------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*
                                             IN (Individual)
------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                             Page 3 of 4 Pages
Item 1. Issuer
                  Dollar Tree Stores, Inc.
                  500 Volvo Parkway
                  P.O. Box 2500
                  Norfolk, VA 23501-2500

Item 2. Filer
                  J. Douglas Perry
                  500 Volvo Parkway
                  P.O. Box 2500
                  Norfolk, VA 23501-2500
                  Common Stock
                  CUSIP Number: 256747 10 6

Item 3.           N/A

Item 4. Ownership

     Includes 1,350,000 shares and 1,256,600 shares issuable upon the exercise of currently exercisable warrants which are owned by trusts for the benefit of certain Perry family members, of which Mr. Perry is a trustee, 13,000 shares issuable under the Dollar Tree Stock Incentive Plan, and 152,600 shares owned by a private foundation over which Mr. Perry and his wife, Patricia
W. Perry, exercise shared control, but excludes 28,247 shares owned by Patricia
W. Perry.

     (a) Amount  Beneficially  Owned:                 See Item 9 on cover  page
     (b)  Percent of Class:                           See Item 11 on cover  page
     (c)  Number of  shares as to which  such person has:
          (i) sole power to vote or to direct the vote:
                                                       See Item 5 on cover page
         (ii) shared  power  to vote or to direct
              the vote:                                See Item 6 on cover page
        (iii) sole power to dispose or to direct the
                  disposition of:                      See Item 7 on cover page
         (iv) shared power to dispose or to direct the
                  disposition of:                      See Item 8 on cover page

Item 5. Ownership of Five Percent or Less of a Class.
          Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
         Not applicable.

Item 8. Identification and Classification of Members of the Group.
         Not applicable.

Item 9. Notice of Dissolution of Group.
         Not applicable.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                                            Page 4 of 4 Pages
Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with beneficial ownership of the common stock of Dollar Tree Stores, Inc. at December 31, 1999 is true, complete and correct.


Date:  February 14, 2000

By:   /s/ J. Douglas Perry
    -----------------------
     Signature